Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to Form S-4 on Form S-3 and related prospectus of Mid-America Apartment Communities, Inc. for the registration of 2,574,631 shares of its common stock previously registered on Form S-4 (No. 333-190028) and to the incorporation by reference therein of our reports dated February 21, 2014, with respect to the consolidated financial statements and schedule of Mid-America Apartment Communities, Inc., and the effectiveness of internal control over financial reporting of Mid-America Apartment Communities, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Memphis, Tennessee

March 28, 2014